UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 SEC File Number: 0-15224
CUSIP Number: 0074223 06 5

(Check one):[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: March 31, 2010
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Advance Display Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

7334 South Alton Way, Suite F
Address of Principal Executive Office (Street and Number)

Centennial, CO 80112
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CRS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently eliminated some employee positions, including certain administrative and accounting positions in its Centennial offices.  As a result of these layoffs and the Company’s already limited resources, the Company has been unable to complete the work necessary to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2010, prior to the filing deadline without incurring unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Jim Martindale                                                  (303)                      267-0111
         (Name)                                                        (Area Code)                                                (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer no, identify report(s).     [ X ]  Yes      [   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X]  Yes        [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net loss of approximately ($2,100,000) and ($8,000,000), respectively, compared to ($1,810,737) and ($3,545,961), respectively, for the quarter and nine months ended March 31, 2009.  The increase in net loss for the quarter and nine months ended March 31, 2010 from 2009 is primarily due to: (1) an increase in general and administrative costs of approximately $93,000 and $99,000, respectively, due to additional support staff and increased efforts for a software conversion project; (2) an increase in marketing costs of approximately $188,000 and $475,000, respectively, relating to the Company’s efforts to generate sales of its SkyNet™ Screens; (3) an increase in research and development costs of approximately $77,000 and $498,000, respectively, attributable to continued product development efforts; (4) an increase in interest expense of approximately $194,000 and $580,000, respectively, due to additional borrowings under the Company’s revolving line of credit; and (5) an increase in amortization of debt discount of approximately $580,000 for the nine-month period, partially offset by a decrease in amortization of debt discount of approximately $984,000 for the three-month period and by positive net change in derivative conversion feature totaling approximately $832,000 and $3,981,000 for the 2009 periods in connection with the Senior Secured Revolving Credit Facility.

Advance Display Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 18, 2010                                                                                   By:     /s/  James P. Martindale
James P. Martindale,
 Executive Vice President of Manufacturing & Chief Operations Officer